FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 For the month of July, 2026 Commission File Number: 001-12518 Banco Santander, S.A. (Exact name of registrant as specified in its charter) Ciudad Grupo Santander 28660 Boadilla del Monte (Madrid) Spain (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

BANCO SANTANDER, S.A. ________________________ TABLE OF CONTENTS Item 1. Press Release regarding January - June 2026 Results

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com 1 Santander adds 12 million customers as underlying profit rises 15% to €7.3 billion in the first half Underlying earnings per share rose 20%1 Net interest income rose 7% and net fee income 9%, driven by more customers and higher activity CET1 ratio stood at 14.0% after completing the acquisition of TSB Madrid, 22 July 2026 - PRESS RELEASE • Revenue rose 6% to €30.8 billion, with strong net interest income (NII) and net fee income growth, driven by more customers and increased volumes across global businesses2. • Loans and customer funds grew 9% and 11%, respectively, in constant euros, driven by higher customer activity and supported by the incorporation of TSB. • Total costs were down (-2% in constant euros excluding TSB), reflecting efficiency gains from ONE Transformation, which continued to deliver structural operating leverage, supporting revenue growth while reducing cost-to-serve. • As a result, the efficiency ratio improved to 42.8%, 2.9 percentage points better than a year ago. • Underlying profit in Q2 reached €3.8 billion, up 17%. • Santander completed the acquisition of TSB on 30 April, strengthening its UK franchise with over four million customers, a high-quality deposit base, a low-risk mortgage portfolio and at least £400 million of expected cost synergies. • With the buybacks against 2025 results and c.50% of the capital generated from the Poland disposal, as well as the expected c.€1.8 billion buyback against H1’26 results, already approved by the ECB, the bank will have delivered c.€9 billion towards its commitment to distribute at least €10 billion through share buybacks for 2025 and 20263. • Santander is on track to meet its 2026 targets, which exclude the impact of M&A: mid-single-digit revenue growth, costs down, both in constant euros; higher profit (vs. €14.1 billion in 2025); and a CET1 ratio of 12.8-13%4. Ana Botín, Banco Santander executive chair, said: “We performed strongly in the first half, adding twelve million customers year-on-year. Revenue grew 6% and costs fell, with ONE Transformation driving further improvements in operating leverage and supporting record profits. The successful completion of the TSB acquisition in the UK marks another important milestone in the execution of our strategy. It strengthens our position in one of our core markets, adding scale, high-quality deposits and a low-risk mortgage portfolio, while creating significant opportunities to improve our customer offering and profitability once the integration is complete. In 2026, including the expected buyback against our first half results which has been approved by the ECB3, we are on track to execute a total of €6.9 billion in share buybacks, equivalent to c.114 basis points of CET1, while continuing to invest in profitable growth opportunities across our footprint. Our business, geographic and balance sheet diversification, together with a team that has demonstrated disciplined execution and prudence in risk management, remain key strengths amid heightened geopolitical uncertainty. We are confident that our strategy will continue to drive profitable growth and sustainable value creation, and once again reaffirm all our 2026 and medium-term targets.”

Santander

Underlying income statement*

EUR million

	H1'26	H1'26 v H1'25	H1'26 v H1'25 (ex FX)	Q2'26	Q2'26 v Q2'25	Q2'26 v Q2'25 (ex FX)
Total income	30,847	+6%	+6%	15,707	+9%	+6%
Total costs	-13,211	0%	-1%	-6,727	+2%	0%
Net operating income	17,636	+12%	+11%	8,980	+15%	+11%
Net loan-loss provisions	-6,574	+9%	+7%	-3,349	+13%	+8%
Profit before tax	10,347	+11%	+10%	5,318	+14%	+12%
Underlying profit	**7,328**	**+15%**	**+14%**	**3,768**	**+17%**	**+15%**
Non-recurring items	1,645	+261%	+261%	-250	-	-
Attributable profit	8,973	+31%	+31%	3,518	+3%	0%

(*) All references to variations in constant euros include Argentina in current euros. Summary of statutory figures at the end of this press release.

Underlying business performance

All variations are year-on-year unless otherwise stated.

Banco Santander reported a record **underlying profit** of €7,328 million in the first half of 2026, up 15%, driven by strong customer activity and the continued execution of ONE Transformation, that is resulting in lower costs. **Attributable profit** reached €8,973 million, up 31%, including a €1.9 billion net capital gain following the completion of the disposal of Santander Bank Polska in January, partially offset by €250 million of restructuring costs related to the integration of TSB. Underlying results exclude these non-recurring items, providing a consistent view of operating performance.

Santander continued to expand its customer base, adding 12 million **customers** over the last twelve months to reach 182 million in total, driven by strong commercial momentum across all businesses, together with the addition of more than four million TSB customers following the acquisition, which was completed on 30 April.

Q2'26 Und. profit **€3.8bn** +17%	H1'26 Und. profit **€7.3bn** +15%
Efficiency **42.8%** -2.9pp	Underlying RoTE **15.6%** +0.7pp **16.8%** with CET1 at 13%
CoR **1.15%** +2bps	CET1 **14.0%** +1.0pp
Underlying EPS **+20%**	TNAVps + DPS **+19%**

The bank continued to improve profitability and create value for shareholders, achieving an underlying return on tangible equity (**RoTE**) of 15.6% (+0.7 percentage points), with underlying earnings per share (**EPS**) up 20%. Tangible net asset value (TNAV) plus cash dividend per share increased 19%, reflecting sustained **value creation** driven by higher profitability and disciplined capital allocation.

Business volumes remained strong, with **loans** increasing 9% and **customer funds** (deposits + mutual funds) 11% in constant euros, supported by solid commercial momentum across global businesses and the incorporation of TSB. Excluding TSB, loans increased 5% and customer funds 7% (deposits +5%) in constant euros. Loan growth was driven by mortgages in Retail, auto lending in Openbank and double-digit loan growth in CIB.

Total revenue increased 6% to €30,847 million, supported by net interest income of €22,711 million (+7%) and net fee income of €6,851 million (+9%), reflecting higher customer activity, deeper customer relationships and business volume growth across all global businesses. More than 95% of group revenue continues to be linked to customer activity, providing resilience in the current interest rate environment.

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid)
comunicacion@gruposantander.com
www.santander.com

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Santander

Total **costs** were down (-2% in constant euros excluding TSB), reflecting continued efficiency gains from ONE Transformation, which more than offset inflationary pressures and investments to support business growth. As a result, net operating income increased 12% to €17,636 million, while the efficiency ratio improved by 2.9 percentage points to 42.8%, supported by structurally lower costs and higher revenue.

The group also continued to accelerate the deployment of AI across its businesses, generating €84 million of business value (higher revenue, lower costs and lower loan-loss provisions) in the first half through improved customer service, higher productivity and commercial growth.

Loan-loss provisions increased 9%, mainly reflecting broader market trends in Argentina; excluding this impact, provisions were broadly stable. Credit quality remained solid, with cost of risk at 1.15%, supported by prudent risk management, diversified exposure and historically low unemployment levels across most of the bank's markets. The non-performing loan ratio improved to 2.93% versus the previous quarter (-7 basis points), remaining at historically low levels, with a coverage ratio of 64%.

The **CET1 capital ratio** reached 14.0%. Excluding the -55 basis point impact from the TSB acquisition completed on 30 April, the group generated 20 basis points of capital in the quarter through strong organic capital generation. Taking into account the expected impact of the Webster acquisition, Santander remains well positioned to meet its year-end CET1 target between 12.8% and 13%, at the high end of its 12-13% operating range.

Santander continued to deliver attractive **shareholder returns**, with TNAV plus cash dividend per share up 19%. During the first half, the bank completed the payment of the 2025 cash dividend of 24 euro cents per share, up 14% year-on-year, and continued executing the €5.0 billion share buyback programme announced in February, including the additional distribution linked to the Poland disposal.

Including the share buyback programme currently underway and the **expected c.€1.8 billion share buyback programme** against H1 2026 earnings, Santander will have delivered c.€9 billion towards its plan to distribute at least €10 billion through share buybacks for 2025 and 2026[3]. The implementation of the programme against H1 2026 results, which has already been approved by the ECB, is subject to the corresponding corporate approvals and its terms will be communicated in due course following approval.

Outlook

Santander reiterates all its 2026 targets, which exclude the impact of M&A in 2025 and 2026. These targets include mid-single-digit revenue growth and lower costs in constant euros, higher profit than the €14.1 billion reported in 2025, and a CET1 ratio between 12.8% and 13%. Revenue growth is expected to continue to be supported by customer activity, with net fee income growing faster than net interest income, while cost discipline and ONE Transformation will continue to drive positive operating leverage.

Santander also reiterates its three-year plan as outlined at its Investor Day last February: by 2028, the group targets a RoTE above 20%, profit above €20 billion and more than 210 million customers[4], supported by scale, network effects and continued improvements in productivity and capital allocation.

	H1'26 delivery	2026 targets
Revenue growth	+5% ex. TSB	Mid-single digit in constant euros
Costs	-2% ex. TSB	Down in constant euros
Underlying profit	€7.3bn ex. TSB	Up vs. €14.1bn in 2025
CET1	14.0%	12.8-13% Operating range: 12-13%
TNAVps + Cash DPS	+19%	At least double digit

Note: YoY changes in constant euros. Targets market dependent. Based on macro assumptions aligned with international economic institutions. Excluding Poland, TSB and Webster in 2025-26, as defined during the Investor Day in February 2026. TNAVps + Cash DPS includes the €11.50 cent cash dividend per share paid in November 2025 and the €12.50 cent cash dividend per share paid in May 2026, all forming part of our shareholder ordinary remuneration policy against 2025 results.

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid)
comunicacion@gruposantander.com
www.santander.com

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Santander

Global businesses (H1 2026 vs H1 2025)

To better reflect the performance of each business, the year-on-year changes provided below are presented in constant euros unless stated otherwise. Variations in current euros are available in the financial report.

	H1'26	Revenue (€ bn)	Efficiency	Underlying profit (€ bn)	Underlying RoTE	FY'28 underlying RoTE target
	Retail	17.1 +4%	40.5% -2.9pp	4.1 +12%	17.1% +0.8pp	>21%
	Openbank	6.5 +4%	41.6% -2.9pp	PBT ex. Motor Finance[1] 1.7 +15%	Operating profitability 17.0% +1.4pp RoTE[2] 9.7%	c.16%
Network businesses	CIB	4.8 +16%	40.8% -3.9pp	1.7 +17%	20.3% +0.8pp	>20%
Network businesses	Wealth	2.1 +9%	35.0% -1.3pp	1.1 +19%	56.9% -3.0pp	>60%
Network businesses	Payments	0.8 +17%	85.3% -8.3pp	0.1 +297%	EBITDA margin 32.6% +3.8pp	c.45%
	Group	30.8 +6%	42.8% -2.9pp	7.3 +14%	15.6% +0.7pp	>20%

Note: YoY changes in constant euros.
Global businesses' RoTEs are adjusted based on Group's deployed capital. Openbank's operating profitability calculated as PBT / Tangible Equity and excluding the additional provisions in UK auto finance (Motor Finance), mostly booked in Q1'26.
(1) Openbank PBT including additional provisions in UK auto finance (Motor Finance): -2%.
(2) Excluding the additional provisions in UK auto finance (Motor Finance).

Retail & Commercial Banking's underlying profit grew 12% to €4,124 million (+10% excluding TSB), supported by strong commercial momentum, higher fee income, lower costs (-3% or -5% excluding TSB) and efficiency gains from the common operating model. Loans grew by 9% (+2% excluding TSB), with expansion across most segments, mainly driven by higher mortgage lending, while deposits rose by 13% (+6% excluding TSB), reflecting strong customer activity across its footprint. ONE Transformation continues to progress at pace, with product digitalization driving digital sales (+21%) and the customer interaction platform now ready for rollout in Spain. RoTE stood at 17.1%.

Openbank. Digital Consumer Bank was renamed Openbank in the first quarter of 2026, reflecting the integration of Santander's global consumer finance businesses and its digital bank. Recurrent profit before tax reached €1,651 million, +15%, excluding the UK motor finance provisions, supported by strong growth in both net interest income and fee income. Underlying profit amounted to €827 million, affected by the UK motor finance provisions and the end of electric vehicle tax incentives in the US in 2025. The efficiency ratio and cost of risk stood at 41.6% and 2.09%, respectively. Loans increased 3%, driven by auto lending in Europe and Latin America, while deposits rose 3%, underpinned by continued focus on funding optimization.

CIB reported an underlying profit of €1,742 million (+17%), driven by strong revenue growth (+16%) across all business lines. Global Banking and Global Markets were the main contributors, reflecting the continued success of their growth initiatives. The disciplined execution of the strategy, focused on growing advisory and capital-light businesses, further improved profitability, with RoTE at 20.3%, while the efficiency ratio improved to 40.8%.

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid)
comunicacion@gruposantander.com
www.santander.com

4

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com 5 Wealth Management & Insurance, which includes the Private Banking and Insurance & Asset Management Solutions businesses, increased its underlying profit by 19% to €1,083 million, with fee income up 11% backed by strong client inflows and focus on value-added activities. Assets under management (AuMs) reached new record levels of €581 billion (+13%), driven by solid commercial activity and market performance. Private Banking customer assets and liabilities (CAL) increased 15%, while Insurance gross written premiums rose 11%. Payments, which brings together the group’s digital payment capabilities and provides global technology solutions to Santander businesses and third-party clients, generated an underlying profit of €78 million, driven by strong revenue growth as it continued to scale its global platforms and expand its integrated payments ecosystem. Getnet’s total payments volume increased 10%; Getnet Platforms processed 9 billion account-to-account and card transactions in the year, five times more than a year earlier, and Ebury increased its active customers by 28% to over 28,000. The EBITDA margin improved by 3.8 percentage points to 32.6%, reflecting the benefits of greater scale and operating leverage. Banco Santander is one of the world's largest banks, with 185,000 employees, serving 182 million customers, 3.5 million shareholders and a market capitalization of €178 billion at the end of June 2026. 1 Figures are presented on a basis reflecting the changes made to the presentation of the Group’s financial information, effective from the first quarter of 2026 and communicated through Other Relevant Information filed with CNMV on 10 February. Group underlying profit excludes: i) restructuring costs related to TSB in Q2’26 (-€250mn); ii) the capital gain resulting from the disposal of the Poland business in Q1'26 (€1,895mn); and iii) results related to the business subject to the Poland disposal in H1'25 (€456mn). In the Group's consolidated balance sheet, balances as at 30 June 2026 include TSB, affecting comparisons with prior periods. 2 All figures are year-on-year unless otherwise stated. Volumes (lending, deposits, etcetera) in constant euros. Reconciliation of underlying results to statutory results, available in the ‘Alternative Performance Measures’ section of the financial report at CNMV and at santander.com. 3 Total share buybacks as of H1’26 including: i) €1.7bn share buyback against H1’25 results (completed); ii) €1.8bn share buyback against H2’25 results (underway); and iii) €3.2bn additional share buyback to distribute approx. 50% of the CET1 capital generated following the completion of the sale of 49% of Santander Bank Polska to Erste Group on 9 January 2026 (underway). In addition, the ECB has approved a €1.8bn share buyback against H1'26 results. The implementation of the programme against H1'26 results is subject to the corresponding corporate approvals and its terms will be communicated in due course following approval. 4 Targets market dependent. Based on macro assumptions aligned with international economic institutions. Targets assuming cost of risk stable. 2026 targets are set excluding Poland, TSB and Webster. CET1 ratio targets including all the impacts from inorganic transactions.

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com 6 Key consolidated data (from financial report)

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com 7

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com 8 Important information Non-IFRS and alternative performance measures Banco Santander, S.A. (“Santander”) cautions that this document may contain financial information prepared according to International Financial Reporting Standards (IFRS) and taken from our consolidated financial statements, as well as alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures. The APMs and non-IFRS measures were calculated with information from Grupo Santander; however, they are neither defined or detailed in the applicable financial reporting framework nor audited or reviewed by our auditors. We use the APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider them to be useful metrics for our management and investors to compare operating performance between accounting periods. Nonetheless, the APMs and non-IFRS measures are supplemental information; their purpose is not to substitute the IFRS measures. Furthermore, other companies, including some in our industry, may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. APMs using environmental, social and governance labels have not been calculated in accordance with the Taxonomy Regulation or with the indicators for principal adverse impact in SFDR. For more details on APMs and non-IFRS measures, please see the 2025 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on 27 February 2026 (https://www.santander.com/content/dam/santander-com/es/documentos/informacion-sobre- resultados-semestrales-y-anuales-suministrada-a-la-sec/2026/sec-2025-annual-20-f-2025-disponible-solo-en-ingles-es.pdf), except with respect to the information and the audited financial statements included therein and superseded by the information and the audited financial statements included in our Report on Form 6-K furnished to the SEC on 1 April 2026 relating to certain recast financial information as a result of certain changes to the presentation of the Group’s financial information (https://www.santander.com/content/dam/santander- com/en/documentos/informacion-sobre-resultados-semestrales-y-anuales-suministrada-a-la-sec/2026/sec-recast-of-certain-financial- information-and-related-disclosure-for-the-three-years-ended-31-december-2025-en.pdf), as well as the section “Alternative performance measures” of our second quarter financial report, which was published on 22 July 2026 (https://www.santander.com/en/shareholders-and- investors/financial-and-economic-information#quarterly-results) Forward-looking statements Santander hereby warns that this document may contain 'forward-looking statements', as defined by the US Private Securities Litigation Reform Act of 1995. Such statements can be understood through words and expressions like 'expect', 'project', 'anticipate', 'should', 'intend', 'probability', 'risk', 'VaR', 'RoRAC', 'RoRWA', 'TNAV', 'target', 'goal', 'objective', 'estimate', 'future', 'ambition', 'aspiration', 'commitment', 'commit', 'focus', 'pledge' and similar expressions. They include (but are not limited to) statements on future business development, shareholder remuneration policy and non-financial information. However, risks, uncertainties and other important factors may lead to developments and results that differ materially from those anticipated, expected, projected or assumed in forward-looking statements. The important factors below (and others mentioned in this document, as well as other unknown or unpredictable factors, could affect our future development and results and could lead to outcomes materially different from what our forward-looking statements anticipate, expect, project or assume: • general economic or industry conditions (e.g., an economic downturn; higher volatility in the capital markets; inflation; deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the armed conflicts in Ukraine and the Middle East, or the outbreak of public health emergencies in the global economy) in areas where we have significant operations or investments; • exposure to operational risks, including cyberattacks, data breaches, data losses and other security incidents; • exposure to market risks (e.g., risks from interest rates, foreign exchange rates, equity prices and new benchmark indices); • potential losses from early loan repayment, collateral depreciation or counterparty risk; • political instability in Spain, the UK, other European countries, Latin America and the US; • changes in monetary, fiscal and immigration policies and trade tensions, including the imposition of tariffs and retaliatory responses; • legislative, regulatory or tax changes (including regulatory capital and liquidity requirements) and greater regulation prompted by financial crises; • acquisitions, integrations, divestitures and challenges arising from deviating management’s resources and attention from other strategic opportunities and operational matters; • reputational risk and potential adverse reactions of stakeholders, including adverse effects on the market price of our securities • climate-related conditions, regulations, targets and weather events; • uncertainty over the scope of actions that may be required by us, governments and other to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and potential conflicts and inconsistencies among governmental standards and regulations. Important factors affecting sustainability information may materially differ from those applicable to financial information. Sustainability information is based on various materiality thresholds, estimates, assumptions, judgments and underlying data derived internally and from third parties. Sustainability information is thus subject to significant measurement uncertainties, may not be comparable to sustainability information of other companies or over time or across periods and its inclusion is not meant to imply that the information is fit for any particular purpose or that it is material to us under mandatory reporting standards. The sustainability information is for informational purposes only, without any liability being accepted

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com 9 in connection with it except where such liability cannot be limited under overriding provisions of applicable law; • our own decisions and actions, including those affecting or changing our practices, operations, priorities, strategies, policies or procedures; and • changes affecting our access to liquidity and funding on acceptable terms, especially due to credit spread shifts or credit rating downgrade for the entire group or core subsidiaries. Additionally, Webster Financial Corporation’s (“Webster”) and Santander’s actual results, financial condition and achievements may differ materially from those indicated in these forward-looking statements. Important factors that could cause Webster’s and Santander’s actual results, financial condition and achievements to differ materially from those indicated in such forward-looking statements include, in addition to those set forth in Webster’s and Santander’s filings with the SEC: (1) the risk that the cost savings, synergies and other benefits from the acquisition of Webster by Santander (the “Transaction”) may not be fully realized or may take longer than anticipated to be realized, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Webster and Santander operate; (2) the failure of the closing conditions in the Transaction agreement by and among Webster, Santander and a wholly owned subsidiary of Webster providing for the Transaction to be satisfied, or any unexpected delay in closing the Transaction or the occurrence of any event, change or other circumstances that could delay the Transaction or could give rise to the termination of the Transaction agreement; (3) the outcome of any legal or regulatory proceedings or governmental inquiries or investigations that may be currently pending or later instituted against Webster, Santander or the combined company; (4) the possibility that the Transaction does not close when expected or at all because required regulatory or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed Transaction); (5) disruption to the parties’ businesses as a result of the announcement and pendency of the Transaction; (6) the costs associated with the anticipated length of time of the pendency of the Transaction, including the restrictions contained in the definitive Transaction agreement on the ability of Webster to operate its business outside the ordinary course during the pendency of the Transaction; (7) risks related to management and oversight of the expanded business and operations of the combined company following the closing of the proposed Transaction; (8) the risk that the integration of Webster’s operations with Santander’s will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses; (9) the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (10) reputational risk and potential adverse reactions of Webster’s or Santander’s customers, employees, vendors, contractors or other business partners, including those resulting from the announcement or completion of the Transaction; (11) the dilution caused by Santander’s issuance of additional ordinary shares and corresponding American depositary shares, each representing the right to receive one of its ordinary shares (“ADSs”), in connection with the Transaction; (12) the possibility that any announcements relating to the Transaction could have adverse effects on the market price of Webster’s common stock and Santander’s ordinary shares and ADSs; (13) a material adverse change in the condition of Webster or Santander; (14) the extent to which Webster’s or Santander’s businesses perform consistent with management’s expectations; (15) Webster’s and Santander’s ability to take advantage of growth opportunities and implement targeted initiatives in the timeframe and on the terms currently expected; (16) the inability to sustain revenue and earnings growth; (17) the execution and efficacy of recent strategic investments; (18) the impact of macroeconomic factors, such as changes in general economic conditions and monetary and fiscal policy, particularly on interest rates; (19) changes in customer behavior; (20) unfavorable developments concerning credit quality; (21) declines in the businesses or industries of Webster’s or Santander’s customers; (22) the possibility that the combined company is subject to additional regulatory requirements as a result of the proposed Transaction or expansion of the combined company’s business operations following the proposed Transaction; (23) general competitive, political and market conditions and other factors that may affect future returns of Webster and Santander, including changes in asset quality and credit risk; (24) security risks, including cybersecurity and data privacy risks, and capital markets; (25) inflation; (26) the impact, extent and timing of technological changes; (27) capital management activities; (28) competitive product and pricing pressures; (29) the outcomes of legal and regulatory proceedings and related financial services industry matters; and (30) compliance with regulatory requirements. Any forward- looking statement made in this document is based solely on information currently available to us and speaks only as of the date on which it is made. Forward looking statements are based on current expectations and future estimates about Santander’s and third-parties’ operations and businesses and address matters that are uncertain to varying degrees, including, but not limited to developing standards that may change in the future; plans, projections, expectations, targets, objectives, strategies and goals relating to environmental, social, safety and governance performance, including expectations regarding future execution of Santander’s and third parties’ energy and climate strategies, and the underlying assumptions and estimated impacts on Santander’s and third-parties’ businesses related thereto; Santander’s and third-parties’ approach, plans and expectations in relation to carbon use and targeted reductions of emissions; changes in operations or investments under existing or future environmental laws and regulations; and changes in government regulations and regulatory requirements, including those related to climate-related initiatives. Forward-looking statements are aspirational, should be regarded as indicative, preliminary and for illustrative purposes only, speak only as of the date of this presentation and are informed by the knowledge, information and views available on such date and are subject to change without notice. Banco Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise, except as required by applicable law.

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com 10 No offer or solicitation This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). No investment activity should be undertaken on the basis of the information contained in this presentation. By making this presentation available, no advice or recommendation is being given to buy, sell or otherwise deal in any securities or investments whatsoever. Past performance does not indicate future outcomes Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or earnings (including earnings per share) will necessarily be the same or higher than in previous periods. Nothing mentioned in this presentation should be taken as a profit and loss forecast. Third Party Information Regarding the data provided by third parties, neither Santander, nor any of its directors, managers or employees, either explicitly or implicitly, guarantees that these contents are exact, accurate, comprehensive or complete, nor are they obliged to keep them updated, nor to correct them in the case that any deficiency, error or omission were to be detected. Moreover, in reproducing these contents in by any means, Santander may introduce any changes it deems suitable, and may omit, partially or completely, any of the elements of this presentation, and in case of any deviation, Santander assumes no liability for any discrepancy.

SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Banco Santander, S.A. Date:    22 July 2026 By: /s/ José García Cantera Name: José García Cantera Title: Chief Financial Officer